



04002509

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32070

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHRISTIAN FINANCIAL SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 GOLDEN CIRCLE #304

(No. and Street)

GOLDEN   COLORADO   80401

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUG BRODE   303-279-3130

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AFFLECK GILMAN & CO., P.C.

(Name – *if individual, state last, first, middle name*)

50 S STEELE STREET, SUITE 505   DENVER   CO   80209

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __DOUGLAS WALTER BRODE__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__CHRISTIAN FINANCIAL SERVICES LLC__ , as

of _____DECEMBER 31_____ , 20__03__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Douglas Walter Brode
Signature

__MANAGING MEMBER__
Title

Lynne Ifft
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CHRISTIAN FINANCIAL SERVICES LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003



AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

CHRISTIAN FINANCIAL SERVICES LLC

CONTENTS



AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA

INDEPENDENT AUDITORS' REPORT

Christian Financial Services LLC
Aurora, Colorado

We have audited the accompanying statements of financial condition of Christian Financial Services LLC as of December 31, 2003 and 2002, and the related statements of operations and member's equity, and statements of cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Christian Financial Services LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Affleck Gilman + Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 20, 2004

CHRISTIAN FINANCIAL SERVICES LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2003	December 31, 2002
ASSETS		
Cash	$ 26,712	$ 12,136
Accounts receivable	1,100	2,600
Prepaid expense	1,500	1,500
Property and equipment, at cost, net of accumulated depreciation of $2,448 in 2003 and $2,201 in 2002	0	247
TOTAL ASSETS	$ 29,312	$ 16,483
MEMBER'S EQUITY	$ 29,312	$ 16,483

The accompanying notes are an integral part of these financial statements.

CHRISTIAN FINANCIAL SERVICES LLC

STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY

	Year Ended December 31, 2003	Year Ended December 31, 2002
INCOME		
Dealer account income	$ 108,625	$ 108,603
Interest income	12	26
Miscellaneous income	163	196
TOTAL INCOME	108,800	108,825
EXPENSES		
Bank charges	29	25
Conventions	0	350
Depreciation	247	330
Entertainment	200	370
Miscellaneous	50	0
NASD fees	758	703
Office expense	875	710
Postage	889	964
Professional fees	1,750	1,950
Publications	313	578
Rent	68	62
Travel	42	254
TOTAL EXPENSES	5,221	6,296
NET INCOME	103,579	102,529
MEMBER'S EQUITY, BEGINNING OF YEAR	16,483	0
MEMBER'S CAPITAL CONTRIBUTIONS	0	33,830
MEMBER'S WITHDRAWALS	(90,750)	(119,876)
MEMBER'S EQUITY, END OF YEAR	$ 29,312	$ 16,483

The accompanying notes are an integral part of these financial statements.

CHRISTAIN FINANCIAL SERVICES LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2003	Year Ended December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 103,579	$ 102,529
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable transferred from proprietorship and collected by Company	0	2,000
Depreciation	247	330
Decrease (increase) in operating assets:		
Accounts receivable	1,500	(2,600)
Prepaid expense	0	(1,500)
NET CASH PROVIDED BY OPERATING ACTIVITIES	105,326	100,759
CASH FLOWS FROM INVESTING ACTIVITIES:		
	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member cash contributions	0	31,253
Member cash withdrawals	(90,750)	(119,876)
NET CASH USED BY FINANCING ACTIVITIES	(90,750)	(88,623)
NET INCREASE IN CASH	14,576	12,136
CASH, BEGINNING OF YEAR	12,136	0
CASH, END OF YEAR	$ 26,712	$ 12,136
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Assets transferred from proprietorship, at book value:		
Accounts receivable	$ 0	$ 2,000
Property and equipment, at cost, net of accumulated depreciation	$ 0	$ 577

The accompanying notes are an integral part of these financial statements.

CHRISTIAN FINANCIAL SERVICES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Company, formerly a proprietorship, was reorganized as a limited liability company effective January 1, 2002 for the purpose of operating as a broker/dealer of investments and financial planner. The Company operates primarily in the Denver metropolitan area as an introducing broker under clearing agreements with other broker/dealers.

Basis of Accounting:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis.

Regulatory Provisions:

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Accordingly, it is not required to make the periodic computation for determination of reserve requirement and information relating to the possession and control requirements under Rule 15c3-3.

Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002 the Company had net capital of $27,143 and $13,289, respectively, which was $22,143 in 2003 and $8,289 in 2002 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was zero as of December 31, 2003 and 2002.

CHRISTIAN FINANCIAL SERVICES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Property and Equipment:

Property and equipment are stated at cost and are depreciated using the straight line method over their estimated useful lives of five years. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized.

Liabilities Subordinated to Claims of General Creditors:

During the years ended December 31, 2003 and 2002, and as of December 31, 2003, the Company had no liabilities subordinated to the claims of general creditors.

Income Taxes:

No tax liability is reported on the financial statements because the Company is a one member limited liability company. Accordingly, Company earnings and losses are included in the personal income tax return of the owner.

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CHRISTIAN FINANCIAL SERVICES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 2: ACCOUNTS RECEIVABLE

Accounts receivable represent commissions on the sale of mutual funds due from other broker/dealers. No provision for doubtful accounts has been made because all accounts are considered to be collectible.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company operates from the personal residence of its owner. No charges for occupancy expenses have been reflected in the financial statements.

CHRISTIAN FINANCIAL SERVICES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

		December 31, 2003		December 31, 2002
NET CAPITAL				
Total member's equity qualified for net capital		$ 29,312	$	16,483
Deductions of non-allowable assets:				
Accounts receivable - Rule 12b-1 fees		(669)		(1,447)
Prepaid expense		(1,500)		(1,500)
Property and equipment		0		(247)
	NET CAPITAL	$ 27,143	$	13,289
AGGREGATE INDEBTEDNESS				
Items included in statement of financial condition		$ 0	$	0
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT				
Minimum net capital required		$ 5,000	$	5,000
Excess net capital at 1500%		$ 22,143	$	8,289
Excess net capital at 1000%		$ 27,143	$	13,289
Ratio aggregate indebtedness to net capital		N/A		N/A

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SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2003	December 31, 2002
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17a-5 as of December 31, 2003 and 2002)		
Net capital, as reported in Part IIA of Company's unaudited FOCUS report	$ 26,712	$ 13,876
Difference in non-allowable assets	(169)	(1,194)
Net audit adjustments	600	607
Net capital per above	$ 27,143	$ 13,289
Aggregate indebtedness, as reported in Part IIA of Company's unaudited FOCUS report	$ 0	$ 0
Aggregate indebtedness per above	$ 0	$ 0

CHRISTIAN FINANCIAL SERVICES LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

The firm operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements.

CHRISTIAN FINANCIAL SERVICES LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

The firm operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no possession or control requirements.



AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Christian Financial Services LLC
Aurora, Colorado

In planning and performing our audit of the financial statements of Christian Financial Services LLC for the year ended December 31, 2003 and 2002, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Christian Financial Services including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would

12

be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the use of the owner, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 20, 2004